Exhibit 99.1

BUSINESS ACQUISITION REPORT

Item 1 - Identity of Company

1.1	Name and Address of Company

HEXO Corp. (“HEXO” or the “Company”)

490 Boul. St-Joseph, Suite 204

Gatineau, Québec J8Y 3Y7

1.2	Executive Officer

Michael Monahan

Chief Financial Officer

(610) 207-1933

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired

On May 24, 2019 (the “Effective Time”), HEXO acquired all of the issued and outstanding common shares (the “Newstrike Shares”) of Newstrike Brands Ltd. (“Newstrike”) by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”).

Newstrike is the parent company of Up Cannabis Inc. (“Up Cannabis”), a licensed producer of cannabis that is licensed to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, is developing a diverse network of high quality cannabis brands. In connection with the completion of the Arrangement, the Newstrike Shares were de-listed from the TSX Venture Exchange.

2.2	Acquisition Date

May 24, 2019.

2.3	Consideration

As consideration for HEXO’s acquisition of the Newstrike Shares, former holders of the Newstrike Shares were entitled to receive up to an aggregate of 35,394,041 common shares of HEXO (“HEXO Shares”), representing an exchange ratio of 0.06332 HEXO Shares for each Newstrike Share held. In addition, HEXO reserved an aggregate of 9,198,598 HEXO Shares for issuance to former holders of options and warrants to acquire Newstrike Shares.

Under the Arrangement, holders of Newstrike options received replacement options of HEXO, exercisable for common shares in the capital of HEXO at the same exchange ratio applicable to the Newstrike Shares. All other terms and conditions of the replacement options, including the term of expiry, vesting, conditions to and manner of exercising, are the same as the Newstrike options for which they were exchanged.

Warrants to purchase Newstrike Shares, other than those that have been exercised prior to the Effective Time, will continue to remain outstanding as warrants of Newstrike which, upon exercise, will entitle the holder thereof to receive, in lieu of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants, the consideration that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Newstrike Shares to which such holder was theretofore entitled upon exercise of such Newstrike warrants. All other terms governing the warrants, including, but not limited to, the expiry term, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant indenture.

Further information about the Arrangement is set forth in the materials prepared by Newstrike in respect of the special meeting of its shareholders held in connection with the Arrangement on May 17, 2019, which were mailed to Newstrike shareholders and filed under Newstrike’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Following the completion of the Arrangement, HEXO continues to comply with all applicable laws in each jurisdiction in which it operates.

2.4	Effect on Financial Position

See the unaudited pro forma combined financial statements and the accompanying notes thereto included in this Business Acquisition Report. The unaudited pro forma combined financial statements are presented for informational purposes only and do not purport to project the future results of operations or financial position of the Company.

The Company presently has no plans or proposals for material changes in the Company’s business affairs or the affairs of the acquired business that may have a significant effect on the results of operations or financial position of the Company.

2.5	Prior Valuations

No valuation opinion was obtained in the last 12 months by HEXO or Newstrike. However, Newstrike did obtain a fairness opinion from RBC Dominion Securities Inc., a member company of RBC Capital Markets, dated March 12, 2019, attesting to the fairness of the Arrangement to Newstrike and its shareholders, from a financial point of view.

2.6	Parties to Transaction

The Arrangement was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of HEXO.

2.7	Date of Report

August 7, 2019.

Item 3 - Financial Statements and Other Information

The following financial statements are incorporated by reference in or attached as schedules to this Business Acquisition Report and form part of this Business Acquisition Report:

Audited Financial Statements of Newstrike

The audited consolidated financial statements of Newstrike for the year ended December 31, 2018 and the notes thereto, together with the independent auditor’s report thereon, as filed on March 26, 2019 under Newstrike’s profile on SEDAR at www.sedar.com, are specifically incorporated by reference in and form part of this Business Acquisition Report.

Unaudited Pro Forma Financial Statements of HEXO

Attached as Schedule “A” hereto are the unaudited pro forma consolidated financial statements of HEXO that give effect to the acquisition of Newstrike, comprised of the following:

(i)	pro forma interim consolidated statement of financial position as at April 30, 2019;

(ii)	pro forma interim consolidated statements of loss for the nine months ended April 30, 2019;

(iii)	pro forma consolidated statements of loss for the year ended July 31, 2018; and

(iv)	notes to the pro forma consolidated financial statements.

Caution Regarding Unaudited Pro Forma Financial Statements

This Business Acquisition Report contains the unaudited pro forma consolidated financial statements of the Company comprised of the pro forma consolidated statement of financial position as at April 30, 2019 and the pro forma consolidated statements of loss for the nine months ended April 30, 2019 and the year ended July 31, 2018.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Company’s and Newstrike’s respective historical consolidated financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Newstrike that were used to prepare the unaudited pro forma consolidated financial statements. The historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of comprehensive loss, expected to have a continuing impact on the combined company’s results. As such, the impact from merger-related expenses is not included in the unaudited pro forma consolidated financial statement of comprehensive loss. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Arrangement or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

This Business Acquisition Report may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Business Acquisition Report. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company’s most recent Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com. The forward-looking statements and information contained in this Business Acquisition Report represent the Company’s views only as of today’s date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

SCHEDULE “A”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

HEXO CORP. Pro Forma Interim Consolidated Statement of Financial Position
As at April 30, 2019 - Unaudited
Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes		Pro forma Adjustments	Pro Forma Consolidated
ASSETS
Current
Cash and cash equivalents	173,092	96,640			-	269,732
Restricted cash	15,239	-			-	15,239
Short-term investments	512	-			-	512
Trade receivables	11,653	2,488			-	14,141
Other receivables	-	1,115			-	1,115
Commodity taxes recoverable	6,461	467			-	6,928
Prepaid expenses	10,696	1,457			-	12,153
Inventory	36,776	3,129			-	39,905
Biological assets	12,085	4,073			-	16,158

Total current assets	266,514	109,369			-	375,883

Non-current
Property, plant and equipment	175,602	32,674			-	208,276
Intangible assets and other longer term assets	5,617	1,125			-	6,742
Investment in joint ventures	47,970	-			-	47,970
Convertible debenture receivable	12,057	-			-	12,057
Long term investment	2,693	8,977			-	11,670
Goodwill	-	-	(4b)		188,752	188,752
Prepaid expenses	-	663			-	663

Total non-current assets	243,939	43,439			188,752	476,130

Total assets	510,453	152,808			188,752	852,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	38,055	5,838	(4a)		10,470	64,363
Excise taxes payable	2,257	-			-	2,257
Warrant liability	3,707	-			-	3,707
Payment received in advance	-	90			-	90

Total liabilities	47,394	5,928			10,470	63,792

Shareholders’ equity
Share capital	424,383	121,618	(4b),	(4c)	200,802	746,803
Share-based payment reserve	24,149	10,919	(4b)		(7,785)	27,283
Warrant	52,175	49,067	(4b)		(39,009)	62,233
Other reserves	-	310	(4b)		(310)	-
Non-controlling interest	-	1,000			(1,000)	-
Deficit	(68,019)	(36,034)	(4b)		25,584	(78,469)

Total shareholders’ equity	432,688	146,880			178,282	757,850

Total liabilities and shareholders’ equity	510,453	152,808			188,752	852,013

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP. Pro Forma Interim Consolidated Statements of Loss
For the nine months ended April 30, 2019 - Unaudited
Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes		Pro forma Adjustments	Pro Forma Consolidated

Gross revenue from sale of goods	38,739	8,972			-	47,711
Excise taxes	(6,792)	(899)			-	(7,691)

Net revenue from sale of goods	31,947	8,073			-	40,020
Ancillary revenue	170	-			-	170

Net revenue	32,117	8,073			-	40,190
Cost of goods sold	15,905	3,475			-	19,380

Gross margin before fair value adjustments	16,212	4,598			-	20,810
Fair value adjustment on sale of inventory	(9,072)	(3,276)			-	(12,348)
Fair value adjustment on biological assets	33,534	41			-	33,575

Gross margin	40,674	1,363			-	42,037

Operating Expenses
General and administrative	14,579	7,377			-	21,956
Consulting and professional fees	8,993	3,782			-	12,775
Marketing and promotion	21,671	8,733			-	30,404
Stock-based compensation	17,811	4,583	4	(d)	934	23,328
Depreciation of property, plant and equipment	1,166	1,140			-	2,306
Amortization of intangible assets	360	265			-	625

	64,580	25,880			934	91,394

Loss from operations	(23,906)	(24,517)			(934)	(49,357)

Revaluation of financial instruments loss	(4,273)	-			-	(4,273)
Unrealized gain on convertible debenture receivable	1,862	-			-	1,862
Unrealized gain/(loss) on investment	(277)	310			-	33
Foreign exchange gain	(27)	-			-	(27)
Other expense	-	462			-	462
Gain on disposal of property, plant and equipment	-	(13)			-	(13)
Share of loss from investment in joint venture	(1,712)	-			-	(1,712)
Interest expense	(164)	(643)			-	(807)
Interest income	3,612	1,432			-	5,044

Net loss for the period	(24,885)	(22,969)			(934)	(48,788)

Net loss per share:
Basic and diluted	$ (0.12)	$ (0.04)				$ (0.21)

Weighted average number of shares outstanding:
Basic and diluted	201,084,341	509,868,553				236,478,382

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP. Pro Forma Consolidated Statements of Loss
For the 12 months ended July 31, 2018 – Unaudited
Expressed in thousands of Canadian dollars	Hexo	Newstrike	Notes		Pro forma Adjustments	Pro Forma Consolidated

Gross revenue from sale of goods	4,934	-			-	4,934
Excise taxes	-	-			-	-

Net revenue from sale of goods	4,934	-				4,934
Ancillary revenue	-	-			-	-

Net revenue	4,934	-			-	4,934
Cost of goods sold	2,093	-			-	2,093

Gross margin before fair value adjustments	2,841	-			-	2,841

Fair value adjustment on sale of inventory	(2,289)	-			-	(2,289)
Fair value adjustment on biological assets	5,848	5,563			-	11,411

Gross margin	6,400	5,563			-	11,963

Operating Expenses
General and administrative	9,374	5,113			-	14,487
Consulting and professional fees	-	3,248			-	3,248
Marketing and promotion	8,335	4,179			-	12,514
Stock-based compensation	4,997	10,586	4	(d)	5,612	21,195
Depreciation of property, plant and equipment	896	636			-	1,532
Amortization of intangible assets	765	354			-	1,119

	24,367	24,116			5,612	54,095

Loss from operations	(17,967)	(18,553)			(5,612)	(42,132)

Revaluation of financial instruments loss	(5,091)	(112)			-	(5,203)
Foreign exchange loss	(228)	-			-	(228)
Termination fee income	-	9,500			-	9,500
Other expense	(650)	(491)			-	(1,141)
Interest expense	(1,529)	(1,269)			-	(2,798)
Interest income	2,115	375			-	2,490

Net loss for the year	(23,350)	(10,550)			(5,612)	(39,512)

Net loss per share:
Basic and Diluted	$ (0.17)	$ (0.02)				$ (0.23)

Weighted average number of shares outstanding:
Basic and diluted	134,171,509	463,648,404				169,415,173

See accompanying notes to the unaudited pro forma interim consolidated financial statements

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Description of the Transaction

On March 13, 2019, HEXO CORP. (“Hexo” or the “Company”) and Newstrike Brands Ltd. (“Newstrike”) entered into a plan of arrangement agreement (“Arrangement Agreement”) under which Hexo will acquire in an all-share transaction all of the outstanding common shares of Newstrike, a company licensed to produce and sell medical marijuana pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) (the “Acquisition”).

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike through the Arrangement Agreement (the “Acquisition”). Newstrike is a licensed producer of cannabis operating in Ontario, Canada. Under the Arrangement Agreement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike and reserved an additional 2,002,432 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

Upon completion of the Acquisition, existing HEXO and Newstrike shareholders would own approximately 86% and 14% of the pro forma company, respectively, on a fully diluted basis.

2.	Basis of Presentation

The unaudited pro forma consolidated statement of financial position as at April 30, 2019, the unaudited pro forma interim consolidated statement of loss for the nine months ended April 30, 2019, and the unaudited pro forma consolidated statement of loss for the twelve months ended July 31, 2018 of Hexo were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to reflect the Company’s proposal to purchase all of Newstrike’s issued and outstanding common shares.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of loss of Hexo are comprised of information derived from:

●	the audited consolidated financial statements of Hexo for the year ended July 31, 2018;

●	the audited consolidated financial statements of Newstrike for the year ended December 31, 2018;

●	the audited consolidated financial statements of Newstrike for the year ended December 31, 2017;

●	the unaudited condensed interim consolidated financial statements of Hexo for the three and nine months ended April 30, 2019;

●	the unaudited condensed interim consolidated financial statements (amended and restated) of Newstrike for the three months ended March 31, 2018; and

●	the unaudited condensed interim consolidated financial statements (amended and restated) of Newstrike for the six months ended June 30, 2018 and 2017.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Hexo as at and for the three and nine months ended April 30, 2019, the audited consolidated financial statements of Hexo for the year ended July 31, 2018, unaudited condensed interim consolidated financial statements of Newstrike as at and for the three month ended March 31, 2018 and the three and six months ended June 30, 2018, and the audited consolidated financial statements of Newstrike for the year ended December 31, 2018.

The unaudited pro forma consolidated statement of financial position as at April 30, 2019 of Hexo has been constructed using the unaudited condensed interim consolidated financial statements of Hexo as at and for the three and nine months ended April 30, 2019 and the audited consolidated financial statements of Newstrike for the year ended December 31, 2018.

The unaudited pro forma consolidated statement of loss for the twelve months ended July 31, 2018 of Hexo has been constructed using the audited consolidated financial statements of Hexo for the twelve months ended July 31, 2018 and for Newstrike the audited consolidated financial statements for the twelve months ended December 31, 2017, the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017.

The unaudited pro forma consolidated statement of loss for the nine months ended April 30, 2019 of Hexo has been constructed using the unaudited condensed interim consolidated financial statements of Hexo for the three and nine months ended April 30, 2019 and for Newstrike the audited consolidated financial statements for the twelve months ended December 31, 2017 and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2018 and June 30, 2017.

The unaudited pro forma interim consolidated statement of financial position gives effect to the Acquisition as if it had occurred on April 30, 2019. The unaudited pro forma consolidated statements of loss for the nine months ended April 30, 2019 and the twelve months ended July 31, 2018 give effect to the acquisition as if it had occurred at August 1, 2017.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are consistent with those described in the audited consolidated financial statements of Hexo for the year ended July 31, 2018. There were no adjustments necessary to align Newstrike’s accounting policies with Hexo’s accounting policies. Certain historical Newstrike amounts have been reclassified to conform to Hexo’s presentation.

The historical financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statements of loss, expected to have a continuing impact on the combined results.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the Acquisition been effected on the dates indicated, nor are the unaudited pro forma consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the Acquisition will differ from such unaudited pro forma consolidated financial statements. Since the pro forma consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to complete at a later date, there are limitations inherent in the very nature of such pro forma data.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Estimated preliminary purchase price allocation

The unaudited pro forma consolidated financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Newstrike based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The unaudited pro forma interim consolidated statement of financial position of Hexo as at April 30, 2019 has been adjusted as if the Acquisition had been completed on April 30, 2019.

The Acquisition will be accounted for as a business combination under IFRS 3. The following represents the effect of purchase accounting based on a preliminary allocation of the purchase price for the Newstrike business to the acquired identifiable assets, liabilities assumed and pro forma goodwill.

	April 30, 2019	Adjustments	Adjusted April 30, 2019
ASSETS
Cash and cash equivalents	96,640	-	96,640
Trade receivables	2,488	-	2,488
Other receivables	1,115	-	1,115
Commodity taxes recoverable	467	-	467
Prepaid expenses	2,120	-	2,120
Inventory	3,129	-	3,129
Biological assets	4,073	-	4,073
Property, plant and equipment	32,674	-	32,674
Intangible assets	1,125	-	1,125
Long term investment	8,977	-	8,977

Total assets	152,808	-	152,808

LIABILITIES
Accounts payable and accrued liabilities	5,838	-	5,838
Other current liabilities	90	-	90

Total liabilities	5,928	-	5,928

Net assets acquired	146,880	-	146,880

Consideration paid	335,632	-	335,632

Goodwill	188,752	-	188,752

The total estimated consideration of $335,632 is comprised of $3,134 fair value of Replacement Options (for already rendered service), fair value of warrants of $10,058 and the issuance of approximately 35,394,041 shares at $9.11 per share of Hexo on May 24, 2019. Each warrant holder, upon exercise shall be entitled to receive an aggregate number of Hexo shares determined in accordance with the Exchange Ratio in the Arrangement Agreement.

Biological assets are measured at fair value less cost to sell while investment securities are measured at fair value through other comprehensive loss. Inventory is measured at the lower of cost and fair value less cost to sell. As such, the carrying value of these assets is an approximation of the fair value at the balance sheet date.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The fair value of cash and cash equivalents, trade receivables, other receivables, commodity taxes recoverable, prepaid expenses, accounts payable and accrued liabilities and other current liabilities was presumed by management to materially approximate their respective carrying book values as of April 30, 2019, in order to prepare the unaudited pro forma combined financial data.

There has been no determination as to the fair value of property, plant and equipment and intangible assets to be acquired on the unaudited pro forma statement of combined financial position of Hexo based on information received to date. As such, the historical carrying value has been used in the preliminary purchase price allocation reflected in the unaudited pro forma combined statement of financial position. This assertion remains contingent upon receiving additional information and performing procedures to calculate the fair value of property, plant and equipment and intangible assets. No adjustment was made to the unaudited pro forma combined statements of loss, but any difference between the fair value and the historical carrying value would have a direct impact to future net loss through an increase or a decrease in depreciation or amortization expense depending on whether a fair value gain or loss is determined.

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Hexo has not yet obtained sufficient information to accurately determine the fair market value of Newstrike’s net assets by category and has therefore allocated the April 30, 2019 book values of the net assets acquired as a proxy of fair value. Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Acquisition and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets.

In accordance with IFRS 3, equity securities issued as the consideration transferred will be measured on the closing date of the Acquisition at fair value reflecting the then-current market price.

4.	Pro forma adjustments

The following adjustments have been reflected in the unaudited pro forma combined financial information:

a.	Accounts payable and accrued liabilities:

Pro forma adjustment of $10,470 for estimated fees and expenses associated with the Acquisition includes investment banker, legal, advisory and other transaction costs and professional fees.

The adjustment to expense all of the acquisition-related transaction costs that will be incurred have not been reflected in the accompanying pro forma combined statement of loss for the periods presented. Those costs are one-time in nature and are not expected to have any continuing impact on the combined entity, rather they have been recognized in the pro forma consolidated statement of financial position as at April 30, 2019.

No transaction cost was accrued for prior to the end the periods considered in the pro forma, hence there was no need to eliminate such impact in the pro forma statement of loss.

b.	Goodwill:

The adjustment reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over the fair value of Newstrike’s identifiable assets acquired and liabilities assumed as shown in Note 3.

HEXO CORP.

Notes to the Pro forma Consolidated Financial Statements

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

c.	Share issuance costs:

Estimated share issuance costs of approximately $20 consisting of regulatory and transfer agent fees related to the issuance of shares for the Acquisition have been recorded against share capital on the pro forma consolidated statement of financial position.

d.	Replacement Options:

In accordance with the Arrangement Agreement, the consideration for the Acquisition includes approximately 2,002,432 Replacement Options determined based on all material outstanding options of Newstrike as of the date of Arrangement Agreement at the Exchange Ratio. The Black-Scholes option pricing model was used to determine the fair value of Newstrike options outstanding as of the date of the Arrangement Agreement and the fair value of the Replacement Options. The difference in fair value, adjusted for the number of options vested, is recognized and expensed over the remaining vesting period. There were no adjustments to Newstrike’s previously recorded share-based compensation expense. The share based compensation expense is expected to have continuing impact on the income statements and were adjusted for as follows:

●	for the year ended July 31, 2018, share-based compensation for the Replacement Options was $5,612; and

●	$934 for the nine months ended April 30, 2019.

5.	Pro Forma Net Loss per Share

The pro forma basic and diluted net loss per share for the twelve months ended July 31, 2018 and the nine months ended April 30, 2019 is as follows:

	Twelve Months ended July 31, 2018	Nine Months ended April 30, 2019
	$	$

Pro forma net loss (‘000)	$(39,512)	(49,098)

Basic and diluted weighted average of Hexo common shares outstanding (as reported)	134,171,509	201,084,341

Adjusted for:

Issuance of Hexo common shares to Newstrike	35,394,041	35,394,041

Basic and diluted weighted average Hexo common shares outstanding (pro forma)	169,565,550	236,478,382

Pro forma net loss per share, basic and diluted	$ (0.23)	$ (0.21)